

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

<u>Via E-mail</u>
Ms. Ilona Svinta, President, Controller and Director
NYC Moda, Inc.
547 N Yale Avenue
Villa Park IL 60181

Re: NYC Moda, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 12, 2011
File No. 333-175483

Dear Ms. Svinta:

Our preliminary review of your amended registration statement indicates that it fails in the following material respect to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the amended registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In this regard, we note the following:

- We note the interim financial statements in the amended registration statement have been omitted and the financial statements therefore do not comply with Rule 8-08 of Regulation S-X. Please revise.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director